UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2017

PRAXAIR, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-11037	06-124-9050
(State or Other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 RIVERVIEW DRIVE, DANBURY, CT	06810
(Address of principal executive offices)	(Zip Code)

(203) 837-2000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial account standards provided pursuant to

Section 13(a) of the Exchange Act.	☐

ITEM 5.07.	Submission of Matters to a Vote of Security Holders.

On September 27, 2017, Praxair, Inc. (“Praxair”) held a special meeting of stockholders (the “Special Meeting”) at which holders of Praxair’s common stock, par value $0.01 per share, approved each of the proposals relating to the proposed business combination of Praxair with Linde Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Linde”). The business combination is contemplated by the Business Combination Agreement, dated as of June 1, 2017, as amended (the “Business Combination Agreement”), by and among Praxair, Linde, Linde plc (formerly known as Zamalight plc), a public limited company incorporated under the laws of Ireland, Zamalight Holdco LLC, a Delaware limited liability company, and Zamalight Subco, Inc., a Delaware corporation. The total number of shares that were present or represented by proxy at the Special Meeting was 239,924,604, which was 83.87% of the shares outstanding and entitled to vote and which constituted a quorum. The final voting results of the items submitted to a vote of the shareholders are set forth below.

Proposal 1

The proposal to adopt the Business Combination Agreement, as it may be amended, and to approve the transactions contemplated thereby:

Votes For	Votes Against	Abstentions	Broker Non-Votes
237,607,670 (83.06% of outstanding common stock) (99.03% of votes cast)	1,419,491 (.591% of votes cast)	897,443	0

Proposal 2

The non-binding advisory proposal to approve the reduction of the share premium account of Linde plc to allow for the creation of distributable reserves of Linde plc:

Votes For	Votes Against	Abstentions	Broker Non-Votes
237,998,856	1,235,984	689,764	0

(99.20% of votes cast)	(.515% of votes cast)

Proposal 3

The non-binding, advisory proposal to approve the compensation that may become payable to Praxair’s named executive officers in connection with the business combination:

Votes For	Votes Against	Abstentions	Broker Non-Votes
230,704,332 (96.16% of votes cast)	7,444,413 (3.10% of votes cast)	1,775,859	0

Proposal 4

The proposal to adjourn or postpone the Praxair special meeting, if it were made by the Chairman of the Board, in order to (1) solicit additional proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of shareholders to approve the above-mentioned proposals and/or (2) hold the special meeting on a date that is no later than the day prior to the expiration of the acceptance period as defined in the proxy statement, in the event that such date of expiration is extended:

Shares Voted For	Shares Voted Against	Abstentions	Broker Non-Votes
215,567,924	23,361,016	995,664	0

(89.85% of votes cast)	(9.73% of votes cast)

ITEM 8.01.	Other Events.

On September 27, 2017, Praxair issued a press release announcing the voting results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 9.01.	Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.	Description

99.1	Press release issued by Praxair, Inc., dated September 27, 2017, announcing Special Meeting results.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair and Linde, Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by Praxair, Inc., dated September 27, 2017, announcing Special Meeting results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRAXAIR, INC. Registrant

Date: September 27, 2017	By:	/s/ Guillermo Bichara
Guillermo Bichara
Vice President, General Counsel & Corporate Secretary